Exhibit 99.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion in this Annual Report on Form 40-F for the year ended December 31, 2019 of Barrick Gold Corporation (the company), and to the incorporation by reference in the Registration Statements on Forms S-8 (File Nos. 333-121500, 333-131715, 333-135769, 333-224560), Form F-3 (File No. 333-206417) and Form F-10 (File No. 333-230235) of the company, of our report dated February 20, 2020 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting, which appears in this Form 40-F.

/s/ PricewaterhouseCoopers LLC

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 25, 2020